AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of the 30th day of June 2009 by and among SOLAR THIN FILMS, INC., a Delaware corporation ("SLTN"); SOLAR THIN POWER, INC., a Nevada corporation and majority owned subsidiary of SLTN ("ST Power"); and the Persons listed on the signature pages hereto who are holders of ST Power Common Stock are hereinafter collectively referred to as the “ST Power Principal Shareholders” and SLTN, ST Power, and the ST Power Principal Shareholders are hereinafter sometimes collectively referred to as the “Parties.”

Recitals

A.           ST Power is a majority owned subsidiary of SLTN.

B.           SLTN specializes in the design and construction of turn-key production facilities and equipment related to solar photovoltaic (“PV”) thin-film manufacturing.

C.           ST Power has been formed to participate in joint ventures and other arrangements to market, construct and implement power projects with utilities and other third parties for the production of electricity using solar power.

D.           The Parties hereto all deem it necessary and advisable to enter into this Agreement, pursuant to which, inter alia, ST Power will be merged with and into SLTN (the “Merger”) whereupon ST Power will be operated as a division of SLTN to facilitate power projects and joint ventures designed to provide solar electricity using thin film a-Si solar modules.

E.           Pursuant to the terms of this Agreement, upon consummation of the Merger (a) each share of common stock of ST Power, $0.001 par value per share (the “ST Power Common Stock”) held by Persons, other than SLTN, shall be automatically converted into and exchanged for one and one-half (1.5) full shares of common stock of SLTN, $0.01 par value per share (the “SLTN Common Stock”), (b) all shares of Common Stock held by SLTN shall be cancelled, (c) all outstanding options and warrants to purchase shares of ST Power Common Stock will be converted into an option or warrant to purchase shares of SLTN Common Stock upon the same terms and conditions, and (d) all commitments to issue shares of ST Power Common Stock, as contemplated hereby, shall be assumed by SLTN.

F.           The Board of Directors of SLTN deems the Merger advisable and in the best interest of said corporation and its shareholders and has approved and adopted the form, terms and provisions of this Agreement and the Merger.

G.           The Board of Directors of ST Power and the ST Power Principal Shareholders each deems the Merger advisable and in the best interest of said corporation and its shareholders and the Board of Directors of ST Power and the ST Power Principal Shareholders have each approved and adopted the form, terms and provisions of this Agreement and the Merger.

Agreement

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the Parties agree as follows:

ARTICLE I. - THE MERGER

1.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Laws of the States of Nevada and Delaware (the "Corporation Laws"), ST Power shall be merged with and into SLTN at the Effective Time.  Following the Effective Time, the separate corporate existence of ST Power shall cease and SLTN shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of ST Power in accordance with the Corporation Laws.

1.2          Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on or after the Effective Time, the Parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the Corporation Laws and shall make all other filings or recordings required under the Corporation Laws.  The Merger shall become effective at such time and on such date as the Certificate of Merger is duly filed with the Nevada and Delaware Secretary of State, or at such other time as SLTN and ST Power shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the "Effective Time").

1.3          Effects of the Merger.  The Merger shall have the effects set forth in the applicable provisions of the Corporation Laws.

1.4          Certificate of Incorporation and Bylaws.

(a)           The SLTN certificate of incorporation as in effect immediately following the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(b)           The bylaws of SLTN as in effect immediately following the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.5          Directors.  The board of directors of SLTN immediately prior to the Effective Time shall constitute the entire members of be the board of directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.6          Officers.  The officers of SLTN immediately prior to the Effective Time shall constitute all of the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.7          Effect on Securities.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the outstanding capital stock, notes or other evidences of indebtedness of SLTN or ST Power:

(a)           SLTN Common Stock and Other SLTN Securities. Each of the shares of SLTN Common Stock that are issued and outstanding as at the Effective Time of the Merger shall remain issued and outstanding following the Effective Time of the Merger.  Each of the issued and outstanding options and warrants to purchase SLTN Common Stock that are issued and outstanding as at the Effective Time of the Merger shall remain issued and outstanding following the Effective Time of the Merger.  All indebtedness and other obligations of SLTN that are issued and outstanding as at the Effective Time of the Merger, including each of the issued and outstanding convertible notes to purchase SLTN Common Stock, shall remain issued and outstanding following the Effective Time of the Merger.  As at the Effective Time of the Merger, (i) approximately 58,136,113 shares of SLTN Common Stock, (ii) options and warrants to purchase approximately 20,028,959 shares of SLTN Common Stock, and (iii) notes and other evidence of indebtedness of approximately $2,700,000 are issued and outstanding (collectively, the “SLTN Securities”).

(b)           ST Power Treasury Stock.  Each share of Common Stock that is held in the treasury of ST Power or by any wholly owned subsidiary of ST Power shall automatically be cancelled and returned and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)           Outstanding ST Power Common Stock Owned by Persons Other than SLTN.     As at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the ST Power Common Stock or any shares of capital stock of SLTN or the Surviving Corporation, each full share of ST Power Common Stock that is issued and outstanding as at the Effective Time of the Merger (other than shares of ST Power Common Stock owned of record or beneficially by SLTN) shall be converted into and exchanged for the right to receive one and one-half (1.5) full shares of SLTN Common Stock (the “Common Stock Exchange Ratio”).  As of the Effective Time, all shares of ST Power Common Stock shall no longer be issued or outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of ST Power Common Stock shall cease to have any rights with respect thereto, except the right to receive an identical number of shares of SLTN Common Stock, without interest, based on the Common Stock Exchange Ratio as provided in this Section 1.7(c).

(d)           ST Power Common Stock Owned by SLTN.  As at the Effective Time, each issued and outstanding share of ST Power Common Stock that is owned of record or beneficially by SLTN immediately prior to the Effective Time of the Merger shall automatically be cancelled and returned and shall cease to exist and no consideration shall be delivered in exchange therefor.

(e)           ST Power Warrants. As at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the ST Power Common Stock or any shares of capital stock of SLTN or the Surviving Corporation (i) each outstanding option or warrant to purchase shares of ST Power Common Stock (collectively, “ST Power Warrants”) shall be exchanged for an option or warrant to purchase an identical number of shares of SLTN Common Stock at the same per share exercise price (collectively, the “SLTN Warrants”), and (ii) each full share of ST Power Common Stock that is issuable upon exercise of any of such ST Power Warrants as at the Effective Time of the Merger shall be converted into and exchanged for the right to purchase or receive one full share of SLTN Common Stock upon exercise of such SLTN Warrants.

(f)           ST Power Obligations. All indebtedness and other obligations, if any, of ST Power that are issued and outstanding as at the Effective Time of the Merger shall be assumed by SLTN, and to the extent that any such ST Power indebtedness or other obligations (including obligations to issue ST Power Common Stock under the Coons Employment Agreement) would require ST Power to issue to any one or more Persons additional shares of ST Power Common Stock, SLTN shall, pursuant and subject to the terms of such agreements, issue an identical number of shares of SLTN Common Stock to such Persons based on the Common Stock Exchange Ratio.

(g)           SLTN Common Stock Owned by ST Power. As at the Effective Time, each issued and outstanding share of SLTN Common Stock, if any, that is owned of record by ST Power immediately prior to the Effective Time of the Merger shall automatically be cancelled and returned and shall cease to exist and no consideration shall be delivered in exchange therefor.

1.8          Exchange of ST Power Instruments.

(a)           SLTN shall designate Corporate Stock Transfer, Inc., or another a person reasonably acceptable to ST Power to act as exchange agent in the Merger (the "Exchange Agent"), and, from time to time on, prior to or after the Effective Time, SLTN shall make available, or cause the Surviving Corporation to make available, to the Exchange Agent SLTN Common Stock in amounts and at the times necessary for the delivery of the Merger Consideration, to be delivered upon surrender of certificates representing the shares of Common Stock to be converted into SLTN Common Stock pursuant to Section 1.7.

(b)           As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record on the Record Date of Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing shares of Common Stock shall pass, only upon delivery of the Common Stock to the Exchange Agent and shall be in a form and have such other provisions as SLTN may reasonably specify) and (ii) instructions for use in effecting the surrender of the Common Stock in exchange for the Merger Consideration.  Upon surrender of Common Stock for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by SLTN, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Common Stock shall be entitled to receive in exchange therefor the amount of Merger Consideration theretofore represented by such Common Stock which shall have been converted or exchange pursuant to Section 1.7, and the Common Stock so surrendered shall forthwith be canceled.  In the event any Common Stock shall have been lost, stolen or destroyed, SLTN may, in its discretion and as a condition precedent to the delivery of the Merger Consideration in respect of the Common Stock, require the owner of such lost, stolen or destroyed Common Stock to deliver a affidavit or bond in such amount or form as it may reasonably direct as indemnity against any claim that may be made against SLTN, the Surviving Corporation or the Exchange Agent.

(c)           All Merger Consideration delivered upon the surrender of shares of Common Stock in accordance with the terms of this Section 1.8 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock.  At the Effective Time, the stock transfer books of ST Power shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 1.8.

1.9          Holders of Record of Common Stock.    Only holders of record of shares of Common Stock as at the Effective Time of the Merger shall be entitled to receive SLTN Common Stock as Merger Consideration as of the Effective Time of the Merger.

1.10        Closing. The closing of the Merger (the “Closing”) will take place at the offices of Hodgson Russ LLP, counsel to SLTN, at its office in New York, New York, within ten days following the delivery of satisfaction or waiver of the conditions precedent set forth in Section 5 or at such other date as SLTN and the ST Power Principal Shareholders shall agree (the “Effective Time”), but in no event shall the Effective Time occur later than June 19, 2009.  On the Effective Time, the Parties shall consummate the Merger and cause the Certificate of Merger to be filed at such Closing with the Secretary of State of the State of Nevada and Delaware.

1.11        Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Common Stock held by a Person who objects to the Merger (a "Dissenting Shareholder") and complies with all the provisions of Section 92A.380 of the Nevada Corporation Law concerning the right of holders of Common Stock to dissent from the Merger and require appraisal of their shares of Common Stock, as the case may be (the "Dissenting Shares") shall not be converted as described in Section 1.7 but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to Section 92A.380 of the Nevada Corporation Law.  If, after the Effective Time, such Dissenting Shareholder withdraws his demand for appraisal or fails to perfect or otherwise loses his right of appraisal, in any case pursuant to the Nevada Corporation Law, his Dissenting Shares shall be deemed to be converted as of the Effective Time into the right to receive his pro-rata shares of the Merger Consideration.  ST Power shall give SLTN (i) prompt notice of any demands for appraisal of Dissenting Shares received by ST Power, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands.  Neither ST Power nor SLTN will voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of the ST Power Principal Shareholders, settle or offer to settle any such demands.

ARTICLE II - CERTAIN DEFINITIONS

Except as defined elsewhere in this Agreement, the following terms shall have the meanings set forth below:

“Applicable Law” means any domestic or foreign law, statute, regulation, rule, policy, guideline or ordinance applicable to the businesses of the Parties and/or the Merger.

 “Affiliate”  means any one or more Person controlling, controlled by or under common control with any other Person or their affiliate.

“Business Day” shall mean any day, excluding Saturday, Sunday and any other day on which national banks located in New York, New York shall be closed for business.

“Dollar” and “$” means lawful money of the United States of America.

 “Effective Time” shall mean the date upon which the Merger shall be consummated.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States of America as promulgated by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board or any successor Institutes concerning the treatment of any accounting matter.

“Knowledge” means the knowledge after reasonable inquiry.

“Material Adverse Effect” with respect to any entity or group of entities means any event, change or effect that has or would have a materially adverse effect on the financial condition, business or results of operations of such entity or group of entities, taken as a consolidated whole.

“Merger Consideration” shall mean the reference to (a) all 32,105,000 shares of SLTN Common Stock, and (b) all SLTN Warrants issued to the holders of ST Power Common Stock and ST Power Warrants as at the Effective Time of the Merger pursuant to Section 1.7 of this Agreement.

“Person” means any individual, corporation, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means:

(i) any income, alternative or add-on minimum tax, gross receipts tax, sales tax, use tax, ad valorem tax, transfer tax, franchise tax, profits tax, license tax, withholding tax, payroll tax, employment tax, excise tax, severance tax, stamp tax, occupation tax, property tax, environmental or windfall profit tax, custom, duty or other tax, impost, levy, governmental fee or other like assessment or charge of any kind whatsoever together with any interest or any penalty, addition to tax or additional amount imposed with respect thereto by any governmental or Tax authority responsible for the imposition of any such tax (domestic or foreign), and

(ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and

(iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person.

“Tax Return” means any return, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

ARTICLE III -. REPRESENTATIONS AND WARRANTIES OF ST Power.

ST Power hereby severally represents and warrants to SLTN as follows:

3.1.          Organization and Good Standing.  ST Power is an entity duly organized, validly existing and in good standing under the laws of the State of Nevada.

3.2.          Authorization and Approvals.  ST Power has the requisite corporate power and authority and have obtained all requisite licenses, permits, franchises, approvals and consents necessary (i) to own and operate its properties and to carry on its business as now being conducted, and (ii) to enter into and carry out the terms and conditions of this Agreement, as well as all transactions contemplated hereunder.  All corporate proceedings have been taken and all corporate authorizations have been secured which are necessary to authorize the execution, delivery and performance by ST Power of this Agreement.  This Agreement has been duly and validly executed and delivered by ST Power and constitutes the valid and binding obligation of ST Power, enforceable in accordance with its terms.

3.3.          Effect of Agreement.  As of the Effective Time of the Merger, the consummation by ST Power of the transactions contemplated hereby, including the execution, delivery and consummation of this Agreement, will comply with all applicable law and will not:

(a)           violate any law applicable to or binding upon SLTN or ST Power;

(b)           violate: (i) the terms of the Articles of Incorporation or Bylaws of ST Power; or (ii) any material agreement, contract, mortgage, indenture, bond, bill, note, or other material instrument or writing binding upon ST Power or to which ST Power is subject;

(c)           accelerate or constitute an event entitling the holder of any indebtedness of ST Power to accelerate the maturity of such indebtedness or to increase the rate of interest presently in effect with respect to such indebtedness; or

(d)           result in the breach of, constitute a default under, constitute an event which with notice or lapse of time, or both, would become a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the assets or any other properties of ST Power under any agreement, commitment, contract (written or oral) or other instrument to which ST Power is a party or by which it is bound or affected.

3.4.          Consents.    All consents, approvals or other authorizations or notices, required by any state or federal regulatory authority or other Person or entity in order to permit SLTN and ST Power to consummate the transactions contemplated by this Agreement have been obtained and are in full force and effect.

3.5.          Legal Proceedings.  There are no legal, administrative, arbitral or other actions, claims, suits or proceedings or investigations instituted or pending or, to the Knowledge of ST Power’s management, threatened against ST Power, or against any property, asset, interest or right of ST Power, that might reasonably be expected to have a Material Adverse Effect or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.

3.6.          Regulatory Compliance.  ST Power has not violated any applicable laws, the violation of which would be reasonably likely to have a Material Adverse Effect.

3.7.          Capitalization of ST Power.

(a)          Pursuant to its Articles of Incorporation, ST Power is authorized to issue an aggregate of 260,000,000 shares of capital stock of which 250,000,000 shares are Common Stock and 10,000,000 shares are preferred stock, issuable upon such terms and conditions as the board of directors of ST Power may, from time to time, designate.  As at the date of this Agreement, (i) no shares of preferred stock have been issued, and (b) an aggregate of 64,403,333 shares of Common Stock are issued and outstanding and are owned of record by the following Persons, and (c) such Persons shall be entitled to receive the following shares of  SLTN as the Merger Consideration:

	Shares of ST Power		Shares of SLTN Merger Consideration

Solar Thin Films -	43,000,000 shares	(1)	-0-
Lee Barton	6,333,333 shares		9,500,000 shares
Solomon Tannenhaus	2,666,666 shares		4,000,000 shares
Judd Odzer	670,000 shares		1,005,000 shares
Sandor Schwartz	300,000 shares		450,000 shares
Solar Grid Capitol, Inc.	1,200,000 shares		1,800,000 shares
Lazar Leybovich	400,000 shares		600,000 shares
Design Investment Ltd.	500,000 shares		750,000 shares
Gemillaa Chesed	1,000,000 shares		1,500,000 shares
Rubin Family Trust	2,000,000 shares		3,000,000 shares
Peter Lewis	2,000,000 shares		3,000,000 shares
Corporate Communications	2,666,666 shares		4,000,000 shares
Strategic Growth International Inc.	1,333,333 shares		2,000,000 shares
Lou Steminak	333,333 shares		500,000 shares
	64,403,333 shares	(2)(3)	32,105,000 shares
____________________________________
(1)  At December 31, 2007, SLTN owned 50,000,000 shares.  As at October 1, 2008, SLTN (a) transferred 2,666,666 shares to Solomon Tannenhaus, reducing its holdings to 47,333,334 shares, and (b) 3,000,000 shares to Lee Barton, reducing its holdings to 44,333,334 shares.  In April 2009, SLTN transferred to Strategic Growth International Inc. (“SGI”) 1,333,333 shares of ST Power Common Stock pursuant to the terms of an investor relations agreement dated March 31, 2009 between SGI and SLTN, further reducing its holdings in ST Power to 43,000,000 shares.

(b)           All of the issued and outstanding shares of Common Stock of ST Power have been duly authorized and are validly issued, fully paid, and non-assessable.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require ST Power to issue, sell, or otherwise cause to become outstanding any of its capital stock or any other equity.

3.8.          Material Agreements.  ST Power is not a party to any material agreement, the failure to perform of which would have a Material Adverse Effect.

3.9.          Undisclosed Liabilities.  ST Power does not have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes, except for: (i) liabilities set forth in the financial statements of ST Power, and (ii) liabilities which have arisen after the date of the financial statements of ST Power in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

3.10.        Material Defaults.  ST Power is not in default, or alleged to be in default, under any material agreement, contract, lease, mortgage, commitment, instrument or obligation, and to the best Knowledge of ST Power of no other party to any agreement, contract, lease, mortgage, commitment, instrument or obligation to which ST Power is a party is in default thereunder, which default would have a Material Adverse Effect upon the properties, assets, business or prospects of ST Power.

3.11.        Tax Returns and Disputes.  ST Power has: (a) filed all Tax Returns (federal, state and local) required to be filed by it, (b) all such Tax Returns filed are complete and accurate in all material respects, and (c) the applicable taypayer has paid all Taxes shown to be due and payable on the returns or any assessments or penalties received by it and all other Taxes (federal, state and local) due and payable by it.  ST Power has collected and withheld all Taxes which it has been required to collect or withhold and has timely submitted all such collected and withheld amounts to the appropriate authorities.  ST Power is in compliance with the back-up withholding and information reporting requirements under the Code and any state, local or foreign laws, and the rules and regulations thereunder.

3.12.        No Adverse Change.  Since December 31, 2008 there has been no Material Adverse Change in the business, financial condition, results of operations, assets, or liabilities of ST Power.

3.14.        Disclosure.  The representations and warranties of ST Power contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given by ST Power pursuant to this Agreement are true and correct and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to SLTN.

3.15.        Advice of Changes.  Between the date of this Agreement and the Effective Time of the Merger, ST Power shall promptly advise SLTN in writing of any fact, the occurrence of which would render any representation or warranty contained in this Agreement to be materially untrue.

ARTICLE IV -  REPRESENTATIONS AND WARRANTIES OF SLTN

SLTN hereby represents and warrants to ST Power as follows:

4.1.          Organization and Good Standing.  SLTN is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2.          Authorization.  SLTN has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of A SLTN, enforceable in accordance with its terms and conditions.  SLTN need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

4.3.          Operation of Business.  SLTN has the requisite corporate power and authority and all requisite licenses, permits and franchises necessary to own and operate its properties and to carry on its business as now being conducted.

4.4.          Execution of Agreement.  SLTN has the requisite corporate power and authority and has obtained all approvals and consents necessary to enter into and carry out the terms and conditions of this Agreement, as well as all transactions contemplated hereunder.  All corporate proceedings have been taken and all corporate authorizations have been secured which are necessary to authorize the execution, delivery, and performance by SLTN of this Agreement.  This Agreement has been duly and validly executed and delivered by SLTN and constitutes the valid and binding obligations of SLTN, enforceable in accordance with the respective terms.

4.5.          Effect of Agreement.  As of the Effective Time of the Merger, the consummation by SLTN of the transactions herein contemplated, including the execution, delivery and consummation of this Agreement, will comply with all applicable law and will not:

(a)           violate any applicable law to or binding upon SLTN;

(b)           violate: (i) the terms of the Certificate of Incorporation or Bylaws of SLTN; or, (ii) any material agreement, contract, mortgage, indenture, bond, bill, note, or other material instrument or writing binding upon SLTN or to which SLTN is subject; or

(c)           result in the breach of, constitute a default under, constitute an event which with notice or lapse of time, or both, would become a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the assets or any other properties of SLTN under any agreement, commitment, contract (written or oral) or other instrument to which SLTN is a party or by which it is bound or affected.

4.6.         Consents.  No consents, approvals or other authorizations or notices, other than those which have been obtained and are in full force and effect, are required by any state or federal regulatory authority or other Person or entity in connection with the execution and delivery of this Agreement  and the performance of any obligations contemplated hereunder.

4.7.         Legal Proceedings.  There are no legal, administrative, arbitral or other actions, claims, suits or proceedings or investigations instituted or pending or, to the Knowledge of SLTN’s management, threatened against SLTN, or against any property, asset, interest or right of SLTN, that might reasonably be expected to have a Material Adverse Effect or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.

4.8.         Compliance with Laws.  To the best Knowledge of SLTN, it has not violated any federal, state, local or foreign statute or other law (including federal and state securities laws), the violation of which would be reasonably likely to have a Material Adverse Effect.  All filings by SLTN with the SEC have been filed in a timely fashion and are accurate and complete in all material respects.

4.9.         Capitalization.

(a)           SLTN is authorized to issue 150,000,000 shares of SLTN Common Stock and 2,700,000 shares of preferred stock containing such terms and conditions as the SLTN board of directors may, from time to time determine.

(b)           All of the issued and outstanding SLTN Common Stock and SLTN Securities have been duly authorized and are validly issued, fully paid, and non-assessable.

4.10.       The Merger Consideration.  The Merger Consideration will, upon issuance, be duly authorized, legally and validly issued, fully paid and non-assessable, and free and clear of all liens, mortgages, pledges, and other encumbrances of any nature, unless expressly provided herein to the contrary.

4.11.       Undisclosed Liabilities.  SLTN does not have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes, except for: (i) liabilities set forth in the SLTN financial statements included in public filings under the Securities Act of 1933, as amended, and the Exchange Act (the “SLTN Financial Statements”), and (ii) liabilities which have arisen after the date of the latest SLTN Financial Statements in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

4.12.       Material Defaults.  SLTN is not in default, or alleged to be in default, under any material agreement, contract, lease, mortgage, commitment, instrument or obligation, and to the best Knowledge of SLTN no other party to any agreement, contract, lease, mortgage, commitment, instrument or obligation to which SLTN is a party is in default thereunder, which default would have a Material Adverse Effect upon the properties, assets, business or prospects of the SLTN.

4.13.       Tax Returns and Disputes.  SLTN has: (a) filed all Tax Returns (federal, state and local) required to be filed by it, (b) all such Tax Returns filed are complete and accurate in all material respects, and (c) the applicable taypayer has paid all Taxes shown to be due and payable on the returns or any assessments or penalties received by it and all other Taxes (federal, state and local) due and payable by it.  SLTN has collected and withheld all Taxes which it has been required to collect or withhold and has timely submitted all such collected and withheld amounts to the appropriate authorities.  SLTN is in compliance with the back-up withholding and information reporting requirements under the Code and any state, local or foreign laws, and the rules and regulations thereunder.

4.14.       Financial Statements.  All SLTN Financial Statements present fairly the financial position, results of operations and cash flows of SLTN for the fiscal period then ended and were prepared in accordance with United States generally accepted accounting principles (“GAAP”), except with respect to the unaudited SLTN Financial Statements which are subject to non-material audit adjustments and do not contain all footnote disclosures that are required under GAAP audited financial statements.

4.15.       No Adverse Change.  Since December 31, 2008 there has been no Material Adverse Change in the business, financial condition, results of operations, assets, or liabilities of SLTN.

4.20.       Disclosure.  The representations and warranties of SLTN contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given to ST Power pursuant to this Agreement are true and correct and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to ST Power.

4.21.       Advice of Changes.  Between the date hereof and the Effective Time of the Merger, SLTN shall advise ST Power shall promptly in writing of any fact, the occurrence of which would render any representation or warranty contained in this Agreement to be materially untrue.

ARTICLE V - CONDITIONS PRECEDENT

5.1          Conditions Precedent to the Obligations of ST Power and the ST Power Principal Shareholders.   All obligations of ST Power and the ST Power Principal Shareholders under this Agreement are subject to the fulfillment, prior to or as of the Effective Time, as indicated below, of each of the following conditions; any one of which may be waived at Closing by Barry Pomerantz, as representative of all of the ST Power Principal Shareholders (the “ST Power Stockholders’ Representative):

(a)           The representations and warranties by or on behalf of SLTN contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of Effective Time as though such representations and warranties were made at and as of such time.

(b)           SLTN shall have performed and complied in all material respects, with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by this Agreement to be performed or complied with or executed and delivered by it prior to or at the Effective Time.

(c)           On or before the Effective Time, the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Nevada and Delaware, and the Effective Time of the Merger shall have occurred.

(d)           On the Effective Time, SLTN shall have sufficient authorized SLTN Common Stock to complete the Merger and issue the maximum number of shares of SLTN Common Stock that may constitute Merger Consideration.

(e)           SLTN shall have issued to the ST Power Stockholders or the Exchange Agent (to be held on behalf of the ST Power Stockholders pending delivery of their Common Stock) the SLTN Common Stock.

(f)           At the Effective Time, the Merger Consideration to be issued and delivered hereunder will, when so issued and delivered, constitute valid and legally issued fully-paid and non-assessable SLTN Common Stock.

5.2           Conditions Precedent to the Obligations of SLTN.  All obligations of SLTN under this Agreement are subject to the fulfillment, prior to or at Closing, of each of the following conditions (any one of which may be waived at Closing by SLTN):

(a)           The representations and warranties by ST Power contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of the Closing as though such representations and warranties were made at and as of such time;

(b)           ST Power shall have performed and complied with, in all material respects, with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by this Agreement to be performed or complied or executed and delivered by them prior to or at the Closing;

(c)           On or before the Effective Time, the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Nevada and Delaware at the Effective Time of the Merger shall have occurred.

(d)           Not in excess of 2% of the total issued and outstanding shares of Common Stock shall constitute Dissenters Shares as at the Effective Time of the Merger.

ARTICLE VI -  COVENANTS

6.1           Corporate Examinations and Investigations.  Prior to the Effective Time, the Parties acknowledge that they have been entitled, through their employees and representatives, to make such investigation of the assets, properties, business and operations, books, records and financial condition of the other as they each may reasonably require.  No investigations, by a party hereto shall, however, diminish or waive any of the representations, warranties, covenants or agreements of the party under this Agreement.

6.2           Further Assurances.  The Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.  Each such party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any documents or other papers, the execution and delivery of which are necessary or appropriate to the Closing.

6.3           Confidentiality.  In the event the transactions contemplated by this Agreement are not consummated, SLTN, ST Power and the ST Power Principal Shareholders agree to keep confidential any information disclosed to each other in connection therewith for a period of three (3) years from the date hereof; provided, however, such obligation shall not apply to information which:

(i)	at the time of the disclosure was public knowledge;

(ii)	is required to be disclosed publicly pursuant to any applicable federal or state securities laws;

(iii)	after the time of disclosure becomes public knowledge (except due to the action of the receiving party);

(iv)	the receiving party had within its possession at the time of disclosure; or

(v)	is ordered disclosed by a court of proper jurisdiction.

6.4           Indemnification of Officers and Directors.          It is the intention of the Parties that SLTN shall indemnify its officers and directors to the fullest extent permitted by Delaware law.  In such connection, the Parties agree not to amend the certificates of incorporation or by-laws of SLTN if such amendment shall have the effect of reducing, terminating or otherwise adversely affecting the indemnification rights and privileges applicable to officers and directors of SLTN, as the same are in effect immediately prior to the Effective Time of the Merger.

6.5           Expenses.          It is understood and agreed that following the execution of this Agreement, any and all expenses with respect to any filings, documentation and related matters with respect to the consummation of the transactions contemplated hereby shall be the individual responsibility of each of SLTN and ST Power.

6.6           Specific Performance.          Each of ST Power and the ST Power Principal Shareholders who are executing this Agreement do hereby acknowledge and agree that, absent only a material breach by SLTN of its representations and warrants or the failure on the part of SLTN to perform any of its material covenants and agreements contained herein, if ST Power shall fail or refuse to timely perform their respective covenants and agreements contained herein (including those set forth in Section 5.2 and Article VI), that would make it impossible or impracticable for SLTN to consummate by the Effective Time the Merger contemplated hereby, SLTN would have no adequate remedy at law.  Accordingly, each of ST Power and the ST Power Principal Shareholders do hereby agree that, in addition to any other remedies available to SLTN at law or in equity, SLTN or their legal representative may seek and obtain from the United States District Court for the Southern District of New York or any state court of competent jurisdiction in New York County, New York, specific performance of this Agreement.  Each of ST Power and the ST Power Principal Stockholder do hereby consent to the jurisdiction of such federal court or state court of competent jurisdiction in New York, New York.

ARTICLE VII  - TERMINATION.

7.1           Termination by the Parties.          If the Effective Time of the Merger has not occurred by the close of business on the Effective Time, then any Party hereto may thereafter terminate this Agreement by written notice to such effect, to the other Parties hereto, without liability of or to any Party to this Agreement or any shareholder, director, officer, employee or representative of such Party, unless the reason for such Effective Time having not occurred is:

(a)           such terminating Party’s willful breach of the provisions of this Agreement, or

(b)           if all of the conditions to such terminating Party’s obligations set forth in Article V and Article VI have been satisfied or waived in writing by the date scheduled for the Closing, and, notwithstanding such satisfaction or waiver, such terminating Party fails or refuses to close the transactions contemplated by this Agreement.

ARTICLE VIII -  SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1           Notwithstanding any right of either Party to investigate the affairs of the other party and its shareholders, each Party has the right to rely fully upon representations, warranties, covenants and agreements of the other Parties contained in this Agreement or in any document delivered to one by the other or any of their representatives, in connection with the transactions contemplated by this Agreement.  Notwithstanding the foregoing, all of the representations and warranties of the Parties to this Agreement shall terminate as at the Effective Time of the Merger.

ARTICLE IX - DISPUTE RESOLUTION; NON-COMPETITION.

9.1           Resolution of Disputes.  Except as otherwise provided in Section 6.6 above, any dispute arising under this Agreement which cannot be resolved among the Parties shall be submitted to final and binding arbitration in accordance with the then prevailing rules and regulations of the American Arbitration Association (the “AAA”), located in New York, New York.  There shall be three arbitrators, one selected by the claimant, one selected by the respondent and the third arbitrator selected by the AAA.  The decision and award of the arbitrators shall be final and binding upon all Parties and may be enforced in any federal or state court of competent jurisdiction.   Service of process on any one or more Parties in connection with any such arbitration may be made by registered or certified mail, return receipt requested or by email or facsimile transmission.

ARTICLE X -  MISCELLANEOUS

10.1         Waivers.  The waiver of a breach of this Agreement or the failure of any party hereto to exercise any right under this Agreement shall in no way constitute waiver as to future breach whether similar or dissimilar in nature or as to the exercise of any further right under this Agreement.

10.2         Amendment.  This Agreement may be amended or modified only by an instrument of equal formality signed by the Parties or the duly authorized representatives of the respective Parties.

10.3         Assignment.  This Agreement is not assignable except by operation of law.

10.4         Notice.  All notices, requests and demands hereunder shall be in writing and delivered by hand, by facsimile transmission, by E-Mail, by mail, by telegram, or by recognized commercial over-night delivery service (such as Federal Express, UPS, or DHL), and shall be deemed given: (a) if by hand delivery, upon such delivery; (b) if by facsimile transmission, upon telephone confirmation of receipt of same; (c) if by E-Mail, upon confirmation of receipt of same; (d) if by mail, forty-eight (48) hours after deposit in the United States mail, first class, registered or certified mail, postage prepaid; (e) if by telegram, upon telephone confirmation of receipt of same; or (f) if by recognized commercial over-night delivery service, upon such delivery.

If to SLTN:	Solar Thin Films, Inc.
25 Highland Boulevard
Dix Hills, New York, 11746
Attn: Robert M. Rubin, Chairman and CFO
E-Mail: barrypom@yahoo.com

If ST Power or the ST Power Principal Shareholders:	Solar Thin Power, Inc.
505 Grove Street
Haddonfield, New Jersey 08033
Attention:
E-Mail:

10.5         Governing Law.  This Agreement shall be construed, and the legal relations between the Parties determined, in accordance with the laws of the State of New York, thereby precluding any choice of law rules which may direct the application of the laws of any other jurisdiction.

10.6         Publicity.  No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either party hereto at any time from the signing hereof without advance approval in writing of the form and substance by the other party.

10.7         Entire Agreement.  This Agreement and the collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the Parties with respect to the transactions contemplated hereby, and supersedes all prior agreements, written or oral, with respect hereof.

10.8         Headings.  The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

10.9         Severability of Provisions.  The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or provision of this Agreement shall in no way affect the validity or enforcement of any other provision or any part thereof.

10.10       Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed, shall constitute an original copy hereof, but all of which together shall consider but one and the same document.

10.11       Binding Effect.  This Agreement shall be binding upon the Parties hereto and inure to the benefit of the Parties, their respective heirs, administrators, executors, successors and assigns.

10.12       Press Releases.  The Parties will mutually agree as to the wording and timing of any informational releases concerning this transaction prior to and through Closing.

[balance of page intentionally left blank - signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties on the date and year first above written.

SOLAR THIN FILMS, INC.
a Delaware corporation

By
Signature:
Print Name: Robert M. Rubin

Its: Chief Executive Officer

Dated June 30, 2009

SOLAR THIN POWER, INC.
a Delaware corporation

By
Signature:
Print Name:

Its:

Dated June 30, 2009

ST POWER PRINCIPAL SHAREHOLDERS:

SOLAR THIN FILMS, INC.

LEE BARTON	By

SOLOMON TANNENHAUS	JUDD ODZER

SANDOR SCHWARTZ	LAZAR LEYBOVICH

GEMILLAA CHESED	PETER LEWIS

SOLAR GRID CAPITOL, INC.	DESIGN INVESTMENT LTD.

By	By

CORPORATE COMMUNICATIONS GROUP, INC.	STRATEGIC GROWTH INVESTMENTS LLC

By	By

THE RUBIN FAMILY IRREVOCABLE
STOCK TRUST

By
Margery Rubin, Trustee	LOU STEMINAK